Exhibit 99.1
FREESEAS INC. ANNOUNCES NEW CHARTER FOR THE HANDYSIZE FREE ENVOY
FREESEAS INC. LAUNCHES NEW CORPORATE WEBSITE
April 18, 2008 Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW and FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced today a new time charter for the 1984-built, 26,318 dwt Handysize Free Envoy.
The Free Envoy has been delivered to its new charterers commencing an approximate 25-day time charter at a rate of $28,500 per day.
“We are pleased to continue to secure accretive employment for the Free Envoy,” said Mr. Ion Varouxakis, Chairman and Chief Executive Officer. “Our strengthening ties with customers worldwide have allowed us to consistently enhance our revenues through favorable contracts with creditworthy counterparties.”
FreeSeas also announced today that it has launched a new corporate website. The website, www.freeseas.gr, will serve as FreeSeas’ home on the internet, offering the investors, financial community, and industry partners an in depth look at the latest company updates as well as pertinent industry information.
Mr. Varouxakis continued, “Our website is a reflection of our corporate vision. Not only does it contain all the necessary information about our company, but in time will also provide industry metrics and data to help our shareholders better understand our industry and their investment.”
The following table details FreeSeas’ current fleet as announced today:
Current fleet:

Vessel Name	Dwt	Vessel Type	Built	Employment
Free Destiny	25,240	Handysize	1982	75-day time-charter at $27,500 p/d
Free Envoy	26,318	Handysize	1984	25-day time-charter at $28,500 p/d
Free Goddess	22,051	Handysize	1995	Two-year time-charter through November 2009 at $19,250 p/d
Free Hero	24,318	Handysize	1995	Time-charter through February 2009 at $14,500 p/d
Free Impala	24,111	Handysize	1997	One-year time-charter through April 2009 at $31,500 p/d
Free Jupiter	47,777	Handymax	2002	Three-year time-charter through February 2011 at $32,000/28,000/24,000 p/d
Free Knight	24,111	Handysize	1998	One-year time-charter through March 2009 at $31,500 p/d

Vessel to be delivered:

				Expected
Vessel Name	Dwt	Vessel Type	Built	Delivery	Employment
Free Lady	50,246	Handymax	2003	June-July 2008	No employment currently in place

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of five Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
CONTACT:

FreeSeas Inc.
Ion Varouxakis, Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
www.freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece

Investor Relations / Financial Media:
Cubitt Jacobs & Prosek Communications
Thomas J. Rozycki, Jr., Sr. Vice President
+1.212.279.3115 x208
Fax: +1.212.279-3117
trozycki@cjpcom.com
www.cjpcom.com
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA